CORNERSTONE REALTY FUND, LLC
1920 MAIN STREET, SUITE 400, IRVINE, CA 92614

June 28, 2010

VIA EDGAR

Ms. Cicely LaMothe
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549 Attn:

Re:	Cornerstone Realty Fund, LLC
Form 10-K as of December 31, 2009
Filed on March 29, 2010
File No. 000-51868

Dear Ms. LaMothe:

This letter provides further information from Cornerstone Realty Fund, LLC (the “Company”) in response to comments raised by the Staff in a letter dated May 28, 2010 with regard to the above-referenced filing.  This letter supplements prior responses from the Company delivered to the Staff in a letter dated June 14, 2010. For your convenience, we have set forth below your relevant comment followed by our response.

Financial Statements and Notes

Note 2. Summary of Significant Accounting Policies

Fair Value of Financial Instruments, page F-10

2.
Comment: You indicate that significant unobservable inputs (Level 3) were used to determine the fair value and measure the impairment of the two properties. Please tell us how you complied with the guidance in FASB ASC 360-50-10-2 to provide descriptions of the facts and circumstances leading to the impairment charges. In addition, tell us your consideration of the guidance in FASB ASC 820-10-50-5 to provide the valuation technique used to measure fair value, the significant unobservable inputs, the information used to develop the inputs and any changes in the method of valuation when compared to prior periods. Supplementally provide us with the disclosure you plan to provide in future filings.

Response: Please refer to our prior correspondence dated June 14, 2010 for our response to the issues raised in the first three sentences of your comment. Set forth below is the disclosure that we plan to provide in future filings by the issuer.  For ease of reference, we have reproduced the relevant disclosure as filed, followed by the proposed revised disclosure.

June 28, 2010

As Filed:

Investments in Real Estate

Upon acquisition of a property, the Fund allocates the purchase price of the property based upon the fair value of the assets acquired, which generally consist of land, buildings, site improvements and intangible lease assets or liabilities including in-place leases and above market and below market leases.  The Fund allocated the purchase price to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant. The value of the building is depreciated over an estimated useful life of 39 years.

In-place lease values are calculated based on management’s evaluation of the specific characteristics of each tenant’s lease.  The value of in-place lease intangibles, which are included as a component of investments in real estate, is amortized to expense over the average expected lease term.

Acquired above and below market leases is valued based on the present value of the difference between prevailing market rates and the in-place rates over the remaining lease term. The value of acquired above and below market leases is amortized over the remaining non-cancelable terms of the respective leases as an adjustment to rental revenue on the Fund’s statements of operations.

The Fund reviews each real estate asset owned to determine whether the carrying amount of the asset can be recovered. Based on current market conditions and management’s assessment of the market value of its properties, the Fund recorded impairment charges of $1.9 million, $1.2 million and $1.8 million in the fourth quarter of 2009, third quarter of 2009 and fourth quarter of 2008, respectively. There was no impairment charge taken in the year ended December 31, 2007.

Fair Value Measurement

Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 820-10, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value in GAAP and provides for expanded disclosure about fair value measurements. ASC 820-10 applies prospectively to all other accounting pronouncements that require or permit fair value measurements.  The adoption of ASC 820-10 did not have a material impact on the Fund’s financial statements since it does not record its financial assets and liabilities in its financial statements at fair value.  The Fund adopted ASC 820-10 with respect to its non-financial assets and non-financial liabilities on January 1, 2009. The adoption of ASC 820-10 with respect to its non-financial assets and liabilities did not have a material impact on its financial statements.

The following table summarizes the two properties that were measured at fair value on a nonrecurring basis:

	Total Fair Value Measurement	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses Three Months Ended December 31, 2009	Total Losses for the Year Ended December 31, 2009

Investments in real estate	$9,222,000	$—	$—	$9,222,000	$(1,880,000)	$(3,096,000)

ASC 825-10, Financial Instruments, requires the disclosure of fair value information about financial instruments whether or not recognized on the face of the balance sheet, for which it is practical to estimate that value.

The Fund generally determines or calculates the fair value of financial instruments using quoted market prices in active markets when such information is available or using appropriate present value or other valuation techniques, such as discounted cash flow analyses, incorporating available market discount rate information for similar types of instruments and its estimates for non-performance and liquidity risk. These techniques are significantly affected by the assumptions used, including the discount rate, credit spreads, and estimates of future cash flow.

The Fund‘s balance sheets include the following financial instruments: cash and cash equivalents, tenant and other receivables,  tenant security deposits, real estate taxes payable, accounts payable and accrued liabilities.  We consider the carrying values of cash and cash equivalents, tenant and other receivables, tenant security deposits, accounts payable, real estate taxes payable and accrued liabilities to approximate fair value for these financial instruments because of the short period of time between origination of the instruments and their expected payment.

Proposed Future Disclosure:

Investments in Real Estate

Upon acquisition of a property, the Fund allocates the purchase price of the property based upon the fair value of the assets acquired, which generally consist of land, buildings, site improvements and intangible lease assets or liabilities including in-place leases and above market and below market leases.  The Fund allocated the purchase price to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant. The value of the building is depreciated over an estimated useful life of 39 years.

In-place lease values are calculated based on management’s evaluation of the specific characteristics of each tenant’s lease.  The value of in-place lease intangibles, which are included as a component of investments in real estate, is amortized to expense over the average expected lease term.

Acquired above and below market leases is valued based on the present value of the difference between prevailing market rates and the in-place rates over the remaining lease term. The value of acquired above and below market leases is amortized over the remaining non-cancelable terms, including bargain renewal periods, of the respective leases as an adjustment to rental revenue on the Fund’s statements of operations.

In accordance with "Accounting for the Impairment or Disposal of Long-lived Assets" ("ASC360"), the Fund assesses whether there has been impairment in the value of its investments in real estate whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Its portfolio is evaluated for impairment on a property-by-property basis. Indicators of potential impairment include the following:

June 28, 2010

•	Change in strategy resulting in a decreased holding period;

•	Decreased occupancy levels;

•	Deterioration of the rental market as evidenced by rent decreases over numerous quarters;

•	Properties adjacent to or located in the same submarket as those with recent impairment issues;

•	Significant decrease in market price; and/or

•	Tenant financial problems.

During 2009 and 2008, we recorded impairment charges related to our investments in real estate totaling $3.1 million and $1.8 million, respectively, of which, $1.2 million represents the writedown to estimated fair value of Zenith Drive Centre and $1.9 million represents the writedown to estimated fair value of  Shoemaker Industrial Park during 2009 and $1.8M represents the writedown to estimated fair value of Zenith Drive Center during 2008.  The impairments were primarily driven by reduced estimates of net operating income, primarily due to the impact of declines in the industrial rental market and credit conditions of certain tenants, which when combined with increases in the capitalization rates assumptions, resulted in the decreases in values of such properties.

The assessment as to whether our investments in real estate are impaired is highly subjective. The calculations, which are primarily based on discounted cash flow analyses,  involve management’s best estimate of the holding period, market comparables, future occupancy levels, rental rates, capitalization rates, lease-up periods and capital requirements for each property. A change in any one or more of these factors could materially impact whether a property is impaired as of any given valuation date.

Fair Value Measurement

Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 820-10, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value in GAAP and provides for expanded disclosure about fair value measurements. ASC 820-10 applies prospectively to all other accounting pronouncements that require or permit fair value measurements.  The adoption of ASC 820-10 did not have a material impact on the Fund’s financial statements since it does not record its financial assets and liabilities in its financial statements at fair value.  The Fund adopted ASC 820-10 with respect to its non-financial assets and non-financial liabilities on January 1, 2009. The adoption of ASC 820-10 with respect to its non-financial assets and liabilities did not have a material impact on its financial statements.

Fair value represents the estimate of the proceeds to be received, or paid in the case of a liability, in a current transaction between willing parties. ASC 820 establishes a fair value hierarchy to categorize the inputs used in valuation techniques to measure fair value. Inputs are either observable or unobservable in the marketplace. Observable inputs are based on market data from independent sources and unobservable inputs reflect the reporting entity’s assumptions about market participant assumptions used to value an asset or liability. Level 1 includes quoted prices in active markets for identical instruments. Level 2 includes quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in inactive markets; and model-derived valuations using observable market information for significant inputs. Level 3 includes valuation techniques where one or more significant inputs are unobservable. Financial instruments are classified according to the lowest level input that is significant to their valuation. A financial instrument that has a significant unobservable input along with significant observable inputs may still be classified Level 3.

Certain assets and liabilities were measured at fair value on a nonrecurring basis.  This category included the impairment of real estate.  During 2009 and 2008, we recorded impairment charges to reduce certain investments in real estate assets to estimated fair value. The fair values of investment in real estate included inputs based on management’s estimate of net operating income, expected occupancy changes, expected rental rates, capitalization rates and discount rates based on available market information using a discounted cash flow analysis.  Because one or more of significant inputs are unobservable, the fair values of investment in real estate are classified as Level 3.

The following table summarizes the two properties that were measured at fair value on a nonrecurring basis as of December 31, 2009:

	Total Fair Value Measurement	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses Three Months Ended December 31, 2009	Total Losses for the Year Ended December 31, 2009

Zenith Drive Centre	$1,727,000	$—	$—	$1,727,000	$-	$(1,216,000)
Shoemaker Industrial Park	$7,495,000	$—	$—	$7,495,000	$(1,880,000)	$(1,880,000)

The following table summarizes the two properties that were measured at fair value on a nonrecurring basis as of December 31, 2008:

	Total Fair Value Measurement	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses Three Months Ended December 31, 2008	Total Losses for the Year Ended December 31, 2008

Zenith Drive Centre	$3,009,000	$—	$—	$3,009,000	$(1,808,000)	$(1,808,000)

ASC 825-10, Financial Instruments, requires the disclosure of fair value information about financial instruments whether or not recognized on the face of the balance sheet, for which it is practical to estimate that value.

The Fund generally determines or calculates the fair value of financial instruments using quoted market prices in active markets when such information is available or using appropriate present value or other valuation techniques, such as discounted cash flow analyses, incorporating available market discount rate information for similar types of instruments and its estimates for non-performance and liquidity risk. These techniques are significantly affected by the assumptions used, including the discount rate, credit spreads, and estimates of future cash flow.

The Fund ‘s balance sheets include the following financial instruments: cash and cash equivalents, tenant and other receivables,  tenant security deposits, real estate taxes payable, accounts payable and accrued liabilities.  We consider the carrying values of cash and cash equivalents, tenant and other receivables, tenant security deposits, accounts payable, real estate taxes payable and accrued liabilities to approximate fair value for these financial instruments because of the short period of time between origination of the instruments and their expected payment.

In connection with these responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s responses to the Staff’s comments and we appreciate your review and assistance. If you have any questions regarding these responses, please do not hesitate to call the undersigned at 949-263-4326.

Sincerely,

/s/ Sharon Kaiser

Sharon Kaiser
Chief Financial Officer